UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2009

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Azopardo 1025

Buenos Aires C1107ADQ

Argentina

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Buenos Aires, February 23, 2009

President of the Comisión Nacional de Valores

D. Eduardo Hecker

S	/	D

Re: Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (EDENOR S.A.) (Distribution and Marketing Company of the North S.A.) (the “Company”). Purchase of Fixed Rate Par Notes due 2016.

I have the pleasure of addressing you in my capacity as Investor Relations Officer of Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (“Edenor” or the “Company”) and in compliance with articles 2 and 3 of Chapter XXI of the Rules of the CNV, to inform you of the Company’s purchase of U.S.$ 18,339,953.00 principal amount of the Company’s Fixed Rate Par Notes due 2016 (the “Notes”).

The Company acquired the Notes at market prices through various transactions throughout the month of February. On February 23, 2009, the Notes were delivered to the Trustee for cancelation under the terms of the Indenture dated April 24, 2006, among the Company, the Bank of New York, as Trustee, Principal Paying Agent and Co-Registrar, and Banco Río de la Plata S.A., as representative of the Trustee in Argentina, Registrar, Transfer and Paying Agent in Argentina, pursuant to which the Notes were issued.

Sincerely,

Ivana Del Rossi

Investor Relations Officer

Empresa Distribuidora y Comercializadora Norte S.A. (EDENOR)

Buenos Aires, February 23, 2009

Bolsa de Comercio de Buenos Aires

Dr. Adelmo J. Gabbi

S	/	D

Re: Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (EDENOR S.A.) (Distribution and Marketing Company of the North S.A.) (the “Company”). Purchase of Fixed Rate Par Notes due 2016.

I have the pleasure of addressing you in my capacity as Investor Relations Officer of Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (“Edenor” or the “Company”) and in compliance with articles 2 and 3 of Chapter XXI of the Rules of the CNV, to inform you of the Company’s purchase of U.S.$ 18,339,953.00 principal amount of the Company’s Fixed Rate Par Notes due 2016 (the “Notes”).

The Company acquired the Notes at market prices through various transactions throughout the month of February. On February 23, 2009, the Notes were delivered to the Trustee for cancelation under the terms of the Indenture dated April 24, 2006, among the Company, the Bank of New York, as Trustee, Principal Paying Agent and Co-Registrar, and Banco Río de la Plata S.A., as representative of the Trustee in Argentina, Registrar, Transfer and Paying Agent in Argentina, pursuant to which the Notes were issued.

Sincerely,

Ivana Del Rossi

Investor Relations Officer

Empresa Distribuidora y Comercializadora Norte S.A. (EDENOR)

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By: /s/ Rogelio Pagano

Rogelio Pagano

Chief Financial Officer

Date: February 24, 2009